UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant’s name into English)

Advanced Business Park, 9th Fl, Bldg C2,

29 Lanwan Lane, Hightech District,

Zhuhai, Guangdong 519080, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Extraordinary General Meeting Results of Powerbridge Technologies Co., Ltd.

At the extraordinary general meeting of Powerbridge Technologies Co., Ltd. held on December 1, 2023 at 2:00 a.m. Eastern Time (3:00 p.m. China standard time), at Advanced Business Park, 9th Fl, Bldg C2, 29 Lanwan Lane, Hightech District, Zhuhai, Guangdong 519080, China (the “Extraordinary General Meeting”), all resolutions presented to the shareholders were duly passed.

The full text of the resolutions proposed and passed at the Extraordinary General Meeting can be found in the notice of the Extraordinary General Meeting, which was filed with the Securities and Exchange Commission on Form 6-K on October 27, 2023.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 5, 2023

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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